May 31, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Justin Kisner

Re:	Ubiquiti Networks, Inc.
Registration Statement on Form S-1
File No. 333-188692

Acceleration Request
Requested Effective Date: June 4, 2013
Requested Time: 4:00 P.M. Washington, D.C. Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Ubiquiti Networks, Inc. (the “Company”), hereby respectfully requests that the above-referenced Registration Statement on Form S-1 be declared effective at the “Requested Effective Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Sidley Austin LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

This request for acceleration is subject, however, to your receiving a telephone call prior to the “Requested Time” set forth above from Sidley Austin LLP, the Company’s legal counsel, confirming this request.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement on Form S-1 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation in this matter.

[Signature Page Follows]

Very truly yours,

Ubiquiti Networks, Inc.

By:	/s/ Craig L. Foster
Craig L. Foster Chief Financial Officer

cc:	Justin L. Bastian, Esq., Sidley Austin LLP
Faie R. Dorin, Esq., Sidley Austin LLP
Helen Theung, Esq., Sidley Austin LLP